FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                            For the month of May 1999


                                  Tevecap S.A.
                    (Exact Name as Specified in its Charter)


                                  Tevecap Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-22267

                                Rua do Rocio, 313
                              Sao Paulo, SP Brazil
                                    04552-904
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F        X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes                        No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVECAP S.A.

By:      /s/ Jose Augusto P. Moreira
         ---------------------------
         Jose Augusto P. Moreira
         Officer


By:      /s/ Claudio Cesar D'Emilio
         ---------------------------
         Claudio Cesar D'Emilio
         Officer

Date: June 1, 1999

                                  EXHIBIT LIST


1. One copy of the press release, dated June 1, 1999 containing relevant information on Tevecap S.A. for the three-month period ended March 31, 1999 with financial information prepared in accordance with U.S. GAAP.

FOR IMMEDIATE RELEASE

Contacts:   Douglas Duran             Alexander Fudukidis
            Tevecap S.A.              Ludgate Communications
            (5511) 821-8554           (212) 688-5144
            douglasd@uol.com.br       fudkudi@ludgateny.com


                     TEVECAP ANNOUNCES FIRST-QUARTER RESULTS

         Sao Paulo, June 1, 1999 -- Tevecap S.A. (TVA), one of Brazil's pay television operators and programming distributors, today announced results for the first quarter of 1999.

         Net Revenue for the first quarter 1999 was U.S.$27.0 million, a decrease of 37% compared with U.S.$42.8 million for the same period in 1998. The change was caused principally by the Brazilian currency devaluation.

         EBITDA for the quarter was U.S.$11.4 million, compared to U.S.$4.2 million in the same quarter of 1998 and includes a U.S.$6.7 million gain caused by the impact of the Real devaluation on TVA's Reais-denominated balance sheet accounts. This non-recurring impact can change with the foreign currency devaluation. Excluding this impact, EBITDA would amount U.S.$4.7 million.

         Net income for the quarter was U.S.$2.6 million compared with a loss of U.S.$31.2 million during the same period of 1998. These results were due to the three one-time unrealized gains described below:

         a) U.S.$6.7 million gain from the Real devaluation on operating accounts;

         b) U.S.$19.5 million gain due to the effect on Reais-denominated debt with the Company's major shareholder, Abril S.A.;

         c)    U.S.$14.9   million   gain   of  GLB   due  to  the   effect   of
               Reais-denominated debt with Abril S.A. and U.S.$1.2 million loss of DTH business from the Real devaluation on operating account.

               Note: Values expressed in item "c" above are included in the Income Statement line "Loss from discontinued operations (GLB and TVA Banda C)"

         Without considering these changes the Net Loss for the period would have been U.S.$37.4 million representing an increase of 21.4% versus U.S.$31.2 million for the same period in 1998.

                                   TEVECAP S.A
                                AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                   as of March 31, 1999 and December 31, 1998
                          (in thousands of U.S.dollars)

-----------------------------------------------------------------------------
 ASSETS                                            Mar-99             Dec-98
-----------------------------------------------------------------------------
Cash and cash equivalents                          1,100               1,397
Accounts receivable, net                           9,610              20,679
Inventories, net                                  12,632              14,900
Film exhibition rigths                             1,446               1,568
Prepaid and other assets                           4,276               5,176
Accounts receivable from related parties             694               1,052
Other accounts receivable                          2,782               4,232
-----------------------------------------------------------------------------
Total current assets                              32,540              49,004
-----------------------------------------------------------------------------
Property plant and equipment, net                291,571             298,004
Investments
   Equity basis                                    3,737               1,944
   Cost basis investees                           49,096              49,096
   Concessions, net                               11,705              12,070
Loans to related companies                        28,938              29,416
Debt issuance costs, net                           5,945               6,263
Other                                              1,525               2,130
-----------------------------------------------------------------------------
TOTAL ASSETS                                     425,057             447,927
-----------------------------------------------------------------------------
       LIABILITIES AND SHAREHOLDERS' DEFICIT
-----------------------------------------------------------------------------
Loans                                             33,190              41,028
Film suppliers                                    12,211              17,568
Other suppliers                                   17,626              25,715
Deficit in discontinued operations
  (Galaxy Brasil and TVA Banda c)                 28,292              21,858
Taxes payable other than income taxes             11,433              13,229
Accrued payroll and related liabilities            2,944               3,957
Advance payments received from subscribers         1,197               2,002
Other accounts payable                             2,485               5,818
-----------------------------------------------------------------------------
Total current liabilities                        109,378             131,175
-----------------------------------------------------------------------------
Loans                                            262,067             262,352
Loans from shareholders                           88,558              88,740
Provision from claims                              5,318               7,426
Liability to fund equity investee                      -               1,025
-----------------------------------------------------------------------------
Total  long-term liabilities                     355,943             359,543
-----------------------------------------------------------------------------
Minority interest                                  3,583               3,464
-----------------------------------------------------------------------------
Shareholders' deficit                            (43,646)            (46,255)
-----------------------------------------------------------------------------
Paid-in capital                                  387,803             387,803
Accumulated deficit                             (434,058)           (285,991)
Net Income (Loss)                                  2,609            (148,067)
-----------------------------------------------------------------------------
TOTAL LIABILITIES AND
  SHAREHODERS' DEFICIT                           425,257             447,927
-----------------------------------------------------------------------------

                                   TEVECAP S.A
                                AND SUBSIDIARIES
                                  Consolidated
                          Statements of Operations For
                   the three months ended March 31, 1999, 1998
                             and December 31, 1998
                         (in thousands of U.S. dollars)

----------------------------------------------------------------------------
       DESCRIPTION                         1Q99         4Q98          1Q98
----------------------------------------------------------------------------
Gross revenues
Monthly subscription                     24,130       34,094         33,782
Installation                                389       (1,534)         2,097
Advertising                                 306          302          1,203
Indirect programming                      1,854        5,125          5,729
Other                                     2,572        6,808          2,927
Taxes on revenues                        (2,237)      (3,152)        (2,965)
----------------------------------------------------------------------------
Net revenue                              27,014       41,643         42,773
----------------------------------------------------------------------------
Direct operating expenses
Payroll and benefits                     (2,312)      (2,621)        (4,626)
Programming                              (8,601)     (12,955)       (14,142)
Transponder lease cost                     (212)        (610)          (530)
Technical assistance                       (256)        (194)          (696)
Vehicle rentals                             (15)         (36)           (62)
TVA magazine                               (718)      (2,232)        (1,288)
Pole rental                              (1,117)      (1,106)          (678)
Other costs                              (1,252)      (4,505)        (1,724)
----------------------------------------------------------------------------
                                        (14,483)     (24,259)       (23,745)
----------------------------------------------------------------------------
Selling, general and
  administrative expenses
Payroll and benefits                     (2,830)      (6,354)        (6,601)
Advertising and promotion                  (556)      (1,799)        (3,009)
Rent                                       (702)        (976)          (911)
Other administrative expenses            (2,423)      (2,140)        (1,264)
Other general expenses                   (1,294)      (3,904)        (3,045)
----------------------------------------------------------------------------
                                         (7,805)     (15,173)       (14,830)
----------------------------------------------------------------------------
EBITDA                                    4,726        2,211          4,198
----------------------------------------------------------------------------
Real devalution impact
  of balance sheet                        6,723
----------------------------------------------------------------------------
EBITDA  with Real devalution
  effects                                11,449        2,211          4,198
----------------------------------------------------------------------------
Provision for equipment and
  Inventory obsolescence                      -       (1,860)             -
Depreciation                            (13,357)     (12,816)       (10,513)
Amortization                               (426)        (426)          (426)
----------------------------------------------------------------------------
Operating loss from continuing
  operations                             (2,334)     (12,891)        (6,741)
----------------------------------------------------------------------------
Interest income                          22,044        4,343          2,155
Interest expenses                       (11,088)     (17,675)        (9,947)
Translation gain (loss)                    (833)         720            (81)
Equity in losses of affiliates             (504)      (2,152)        (4,761)
Other nonoperating
  (expenses) income, net                  1,876         (947)          (446)
----------------------------------------------------------------------------
Income (loss) from continuing
  operations before income
  taxes and minority interest             9,161      (28,602)       (19,821)
----------------------------------------------------------------------------
Income taxes                                             (24)
----------------------------------------------------------------------------
Income (loss) from continuing
  operations before minority interest     9,161      (28,626)       (19,821)
----------------------------------------------------------------------------
Minority Interest                          (118)         301            222
----------------------------------------------------------------------------
Net income (loss) from continuing
  operations                              9,043      (28,325)       (19,599)
----------------------------------------------------------------------------
Loss from discontinued operations
  (GLB and TVA Banda C)                  (6,434)     (18,777)       (11,636)
----------------------------------------------------------------------------
Net income (loss)                         2,609      (47,102)       (31,235)
----------------------------------------------------------------------------